[Letterhead of Wachtell, Lipton, Rosen & Katz]

BY E-MAIL AND FEDERAL EXPRESS

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CH Energy Group, Inc.
Response to the letter dated April 9, 2009
from the U.S. Securities and Exchange Commission

Dear Mr. Owings:

     This letter responds to the letter dated April 9, 2009 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to CH Energy Group, Inc. (the “Company”), providing comments of the staff of the Commission (the “Staff”) on the definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) filed by the Company on March 25, 2009, as well as on certain additional materials filed by the Company on April 6, 2009 (the “Additional Proxy Materials”). The Comment Letter was issued largely in response to the filing of a preliminary proxy statement by GAMCO Asset Management, Inc. (“GAMCO”) on April 2, 2009.

     As discussed in our letter dated April 17, 2009, GAMCO did not comply with the Company’s By-Laws in its proposed nomination of directors. Accordingly, the Company deferred responding to the Comment Letter pending the filing by GAMCO of a definitive proxy statement, which has not occurred. Following discussions over the last several days, the Company and GAMCO entered into a settlement agreement (the “Settlement Agreement”) today,

April 27, 2009

which is being publicly announced today. Pursuant to the terms of the Settlement Agreement, GAMCO: (i) has withdrawn its notice by letter dated February 18, 2009 of its intention to nominate three individuals for election to the Board of the Company at the 2009 annual meeting of the Company’s shareholders (the “2009 Annual Meeting”); and (ii) has agreed that it will not file with the Commission a definitive proxy statement with respect to the 2009 Annual Meeting. Pursuant to the Settlement Agreement, the Company has agreed that, effective at the May 21, 2009 regular meeting of the Company’s Board of Directors, the Board will adopt resolutions to increase the size of the Board from eight to nine directors and to appoint Mr. Edward T. Tokar to the newly created directorship for a term expiring at the 2010 annual meeting of the Company’s shareholders.

     For ease of reference, the text of each of the Staff’s comments contained in the Comment Letter is set forth in full in this letter in bold italicized text, with the response immediately following each such comment.

General

1.	We note that GAMCO Asset Management Inc. has filed a Schedule 14A to solicit prox-
ies for purposes of, among other things, electing its own partial slate of directors to your board at your upcoming annual meeting. Consistent with Rule 14a-9, you are re-
quired to revise your proxy materials to disclose the existence of the solicitation in op-
position, as the existence of alternative nominees is material to security holders’ voting decisions. Please file a supplement to your Schedule 14A (tagged as a “DEFR 14A”)
addressing this contest including, for example, the disclosure required pursuant to items 4.b and 5.b of Schedule 14A.

Response:

     As stated above, GAMCO never filed a definitive proxy statement and has agreed that it will not file with the Commission a definitive proxy statement with respect to the 2009 Annual Meeting. Accordingly, the Company believes it is not necessary for the Company to revise its proxy materials to disclose the existence of a solicitation in opposition or provide related disclosures.

2.	See last comment. Please also ensure that the filing includes the following disclosure:

	·	A description of the contacts, if any, you have had with GAMCO during the time period leading up to the current solicitation. You should describe in sufficient detail whether your board of directors responded to contacts made by GAMCO and, if material, the specifics of any discussions between the parties.

	·	Clarify whether or not brokers will have discretion to vote securities for which they have not received instructions. In addition, to the extent brokers do retain discre-
tion to vote the securities they hold on behalf of beneficial holders, advise us, with a

April 27, 2009

view toward revised disclosure, what consideration has been given to disclosing the date by which brokers must receive instructions in order to have the votes reflect security holder selections.

Response:

Please see response to comment No. 1.

3.	With respect to GAMCO’s proposal, please tell us whether you have received timely notice under the company’s governing instruments or applicable state law.

Response:

     As stated above, we believe GAMCO did not comply with the Company’s By-Laws. However, pursuant to the terms of the Settlement Agreement, GAMCO has agreed that it will withdraw its notice by letter dated February 18, 2009 of its intention to nominate three individuals for election to the Board at the 2009 Annual Meeting.

Definitive Additional Materials filed April 6, 2009 (Letter to CH Energy Shareholders)

4.	Refer to the second paragraph in the letter to shareholders. Explain why you believe the skills of your nominees complement those of the company’s other directors

Response:

     The Definitive Proxy Statement sets forth the principal occupation and employment during the past five years for each of the nominees proposed by the Company’s Board of Directors, as well as their current roles in the Company’s Committees.

     As disclosed in the Definitive Proxy Statement, Mr. Manuel J. Iraola has substantial senior executive experience and serves on the Compensation Committee of the Company’s Board of Directors. Mr. Iraola has been Chairman, President and Chief Executive Officer of The Aloaris Group, a consulting and investment firm, from 2002 to the present; Chairman and Chief Executive Officer of Homexperts, Inc. (d/b/a Homekeys), a real estate services company, from 2005 to the present; Director of Schweitzer-Mauduit International, Inc. from 2005 to 2007 and President of Phelps Dodge Industries from 1995 to 2002.

     As disclosed in the Definitive Proxy Statement, Mr. Michel E. Kruse has substantial financial industry experience and serves as Chairman of the Finance and Strategy Committee of the Company’s Board of Directors. Mr. Kruse has been Chairman and Senior Advisor of the Financial Institutions Group of UBS Warburg from 2000 to 2002; Chief Executive of BHF-Bank AG from 1997 to 1999; and Chief Financial Officer and Vice Chairman of the Board of The Chase Manhattan Corporation from 1992 to 1996.

April 27, 2009

     As disclosed in the Definitive Proxy Statement, Mr. Ernest R. Verebelyi has substantial senior executive experience and serves on the Compensation and Governance and Nominating Committees of the Company’s Board of Directors. Mr. Verebelyi has been non-executive Chairman from 2005 to the present, and Director, from 2003 to the present, of the Columbus McKinnon Corporation, an industrial manufacturing company; President-Americas for Terex Corporation from 2001 to 2002; and President-Americas and Mining for Terex Corporation in 2001.

     The Company believes that the qualifications and the diverse experiences mentioned in the Definitive Proxy Statement for each of the three Company’s nominees complement the skills and experiences referenced for the Company’s other directors, as described in the Company’s Definitive Proxy Statement.

5.	Please explain why the company’s board of directors believes the interests of your shareholders will be best served by the election of the company’s nominees.

Response:

     As disclosed in our response to comment No. 4, the backgrounds of our director candidates are fully laid out in the Definitive Proxy Statement. The backgrounds of the Company’s candidates show that they have diverse experiences and skills that they would be able to put at the service of the Company’s Board. The backgrounds of the Company’s candidates also clearly show that those nominees have had several years of high-level executive responsibility in a significant for-profit business entity during which they were responsible for strategic decisions that integrated relevant technology, marketing, financial, human resources and organizational development considerations. Those are among the professional skills that the Governance and Nominating Committee of the Company takes into account for the purposes of identifying, evaluating, and recommending to the Board nominees for election as directors, in accordance to Section 3 of the Company’s Governance Guidelines.

     On the basis of the above mentioned circumstances and factors, the Governance and Nominating Committee recommended to the full Board, and the full Board recommended to shareholders, that the shareholders vote to re-elect as directors of the Company Mr. Iraola, Mr. Kruse and Mr. Verebelyi, as being in the best interests of shareholders.

April 27, 2009

     We very much appreciate the Staff’s review of this filing. If you have any questions regarding the foregoing or wish to discuss this matter, please do not hesitate to contact me at esrobinson@wlrk.com or 212-403-1220 or my partner Trevor Norwitz at tsnorwitz@wlrk.com or 212-403-1333.

Very truly yours,

/s/ Eric S. Robinson

Eric S. Robinson

cc:	Ellie Bavaria, Esq
Song Brandon, Esq.
Lilyanna Peyser, Esq.
Securities and Exchange Commission

Trevor Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz

John E. Gould, Esq.
Thompson Hine LLP